Via Facsimile and U.S. Mail
Mail Stop 4561

June 25, 2007

Mr. Douglas J. Donatelli
President and Chief Executive Officer
First Potomac Realty Trust
7600 Wisconsin Avenue, 11th Floor
Bethesda, MD 20814

>   **Re: First Potomac Realty Trust**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 15, 2007**
>   **File No. 1-31824**

Dear Mr. Donatelli:

        We have completed our review of your Form 10-K and have no further comments at this time.

> Sincerely,

> Kevin Woody
> Branch Chief